QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1—Final Amendment)

LaBranche & Co Inc.
(Name of Subject Company)

LaBranche & Co Inc.
(Name of Filing Person—Issuer)

Series B Preferred Stock, par value $.01 per share
(Title of Class of Securities)

505447 30 0
(CUSIP Number of Class of Securities)

George M.L. LaBranche, IV
LaBranche & Co Inc.
One Exchange Plaza
New York, New York 10006
(212) 425-1144
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Offeror)

Copies to:
Jeffrey M. Marks
Steven I. Suzzan
Fulbright & Jaworski L.L.P.
666 Fifth Avenue
New York, New York 10103
(212) 318-3000

        ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        ☐    third-party tender offer subject to Rule 14d-1.

        ☒    issuer tender offer subject to Rule 13e-4.

        ☐    going-private transaction subject to Rule 13e-3.

        ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

        This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by LaBranche & Co Inc., a Delaware corporation ("LaBranche") on June 14, 2004. The Schedule TO relates to the offer by LaBranche to purchase any and all of the outstanding shares of its Series B preferred stock (the "Shares") at a purchase price of $1,000 per Share, plus accrued but unpaid dividends up to, but not including, the date the Shares are purchased (the "Offer Consideration"), subject to the terms and conditions set forth in the Offer to Purchase dated June 14, 2004 (the "Offer to Purchase"), as amended herein, and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). This Amendment No. 1 is the final amendment to the Schedule TO.

        The Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase in response to the Items in the Schedule, is hereby amended and supplemented as follows:

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

        The Offer expired at 5:00 p.m., New York City time, on July 12, 2004 (the "Expiration Date"). A total of 39,185.773 Shares were validly tendered and not withdrawn, representing 100% of the outstanding Shares. LaBranche accepted for payment all of the Shares validly tendered and not withdrawn prior to the Expiration Date, at a purchase price of $1,000.00 per share plus accrued and unpaid dividends up to, but not including, the payment date, for a total purchase price of $42,634,121.02.

2

Item 12.    Exhibits.

The following Exhibits are filed herewith:

(a)(1)(A)	Offer to Purchase dated June 14, 2004. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto). *
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	None.
(b)	None.
(c)	None.
(d)(1)
Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(2)
Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)
RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(g)	None.
(h)	None.

*
previously filed

Item 13.    Information Required by Schedule 13e-3.

        Not applicable.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABRANCHE & CO INC.
By:	/s/ HARVEY S. TRAISON Harvey S. Traison Senior Vice President and Chief Financial Officer

Dated: July 13, 2004

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated June 14, 2004. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (attached to Exhibit (a)(1)(B) hereto). *
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	None
(b)	None.
(c)	None.
(d)(1)
Agreement and Plan of Merger dated as of January 18, 2001, as amended as of February 15, 2001, by and between LaBranche and ROBB PECK McCOOEY Financial Services, Inc. ("RPM"). (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(2)
Escrow Agreement dated as of March 15, 2001 by and among LaBranche, RPM, George E. Robb, Jr. and Robert M. Murphy, as the representatives of the former stockholders of RPM, and the Bank of New York, as escrow agent. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(d)(3)
RPM Stockholders Agreement dated as of March 15, 2001 by and between LaBranche and certain former stockholders of RPM. (Incorporated by reference from our Current Report on Form 8-K, filed March 22, 2001.)
(g)	None.
(h)	None.

*previously filed

QuickLinks

SIGNATURE
EXHIBIT INDEX